CopperCo Resource Corp.
Pro-forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - see Compilation Report)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737
COMPILATION REPORT

TO THE DIRECTORS OF COPPERCO RESOURCE CORP.

We have read the accompanying unaudited pro-forma consolidated balance sheet of CopperCo Resource Corp. (CopperCo) as at March 31, 2006, and have performed the following procedures.

1.	Compared the figures in the column captioned CopperCo to the audited financial statements of CopperCo as at May 18, 2006 and found them to be in agreement.

2.	Compared the figures in the column captioned Africo Resources Ltd. to the unaudited financial statements of that company at that date and found them to be in agreement.

3.
Made enquiries of certain officials who have responsibility for financial and accounting matters about the basis for determination of the pro-forma adjustments. The officials described to us the basis for determination of the pro-forma adjustments.

4.	Read the notes to the pro-forma statements, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

5.	Recalculated the application of the pro-forma adjustments to the amounts in the column captioned CopperCo Pro-forma and found the amounts to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such a statement.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 7, 2006

CopperCo Resource Corp.
Pro-Forma Consolidated Balance Sheet
March 31, 2006 *
(Unaudited - See Compilation Report)
	CopperCo U.S. $	Africo Resources Ltd. U.S. $	Pro-forma adjustments Note 2 U.S. $		CopperCo Pro-forma U.S. $

ASSETS
Cash	-	1,835,219			1,835,219

Accounts receivable	-	49,245			49,245
Mineral property rights	-	4,397,372			4,397,372
Due from Rubicon Minerals Corporation	-	-	5,128,889	(d)
			(5,128,889)	(e)
Loans Receivable	-	7,444,841			7,444,841
Investment	-	645,900			645,900
Investment in Africo Resources Ltd.	-	-	5,128,889	(b)
			8,178,295	(c)
			(13,307,184)	(f)	-
Investment in Rubicon Minerals Corporation	-	-	5,128,889	(c)
			(5,128,889)	(d)	-
Total Assets	-	14,372,577			14,372,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	-	257,434			257,434
Note payable - Rubicon Minerals Corporation	-	-	5,128,889	(d)
			(5,128,889)	(e)	-
Future income tax liability	-	1,758,949			1,758,949
Share Capital
Common	-	13,307,184	5,128,889	(c)
			8,178,295	(c)
			(13,307,184)	(f)	13,307,184

Preferred	-	-	5,128,889	(b)
			(5,128,889)	(d)	-
Contributed surplus	-	784,329			784,329
Deficit	-	(1,735,319)			(1,735,319)
Total liabilities and shareholders’ equity	-	14,372,577			14,372,577
* - note the Company was not incorporated until July 4, 2006

CopperCo ResourcesCorp.
Notes to Pro-Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

1. Basis of presentation

This unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Rubicon Minerals Corporation (Rubicon) dated July 7, 2006 relating to the reorganization of certain existing mineral property interests into separate corporate entities. CopperCo was incorporated in on July 4, 2006 under the Canada Business Corporations Act with no currently-issued share capital, and will own Rubicon’s mineral exploration rights and interests in the Democratic Republic of Congo by acquiring a 100% interest in the outstanding common shares of Africo Resources Ltd (Africo). Rubicon and the other current shareholders of Africo are thereafter to own the common shares of CopperCo in the same proportions as their current respective interests in the outstanding common shares of Africo.

This pro-forma consolidated balance sheet has been prepared as if the reorganization of Rubicon into three separate entities has occurred on March 31, 2006 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3.

This pro-forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described herein under the Arrangement had occurred on March 31, 2006, but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

The pro-forma financial statement should be read in conjunction with the audited financial statements of Africo as at and for the periods ended December 31, 2004 and 2005 and also the unaudited financial statements of that company as at and for the three month period ended March 31, 2006, all of which are included elsewhere in this Management Information Circular. The pro-forma balance sheet presented here is representative of Africo’s March 31, 2006 balance sheet but does not include the important financial statement note disclosures found in these separate-entity financial statements of Africo, all of which would be applicable to CopperCo on a pro-forma basis.

2.	Pro-forma adjustments

The pro-forma consolidated balance sheet gives effect to the following transactions as if they had occurred at March 31, 2006:

(a)	The share capital of CopperCo is reorganized such that a special class of preferred shares is created.

(b)	Rubicon sells certain assets, described further in note 3, to CopperCo and takes back as consideration 1000 of the preferred shares described in (a) above.

(c)
All Rubicon shareholders transfer to CopperCo all of their special shares of Rubicon relating to the value of Rubicon’s investment in Africo and take back as consideration, for every one special share of Rubicon, common shares of CopperCo on the basis of the percentage derived from dividing the common shares of Africo owned by Rubicon by the number of Rubicon new common shares outstanding. The non-Rubicon shareholders of Africo then transfer their shares of Africo to CopperCo and take back shares of CopperCo as consideration on a one-for-one basis.

2. Pro-forma adjustments (continued)

(d)
Rubicon redeems the special shares relating to the CopperCo assets (the investment in, or common shares of, Africo, now held by CopperCo) and issues a note to CopperCo equal to the aggregate par value of these shares. CopperCo redeems the 1000 preferred share issued to Rubicon in (b) above and issues a note to Rubicon for the redemption value of these shares, which is equal to the fair value of Rubicon’s previous investment in Africo.

(e)	Both CopperCo and Rubicon agree to cancel the outstanding notes due to each other in full settlement of the (offsetting) amounts due to each company.

(f)
CopperCo’s investment in Africo and share capital issued in this connection is eliminated on the consolidation of Africo and CopperCo; principles applicable to reverse-take-over accounting are applied and for accounting purposes Africo is considered to have acquired CopperCo, a company having only nominal net assets, in a capital transaction.

•	Pro-forma assumptions

•	Pursuant to the Arrangement, the assets to be transferred by Rubicon to CopperCo are as follows:

7,747,101 Common shares of Africo Resources Ltd.  CDN $5,990,542 or
U.S. $5,128,889 *

•	The assets transferred are recorded herein using carrying amounts as there has been no change in their beneficial ownership.

          * representative of the Canadian dollar carrying value of Rubicon’s investment in Africo subject to a translation of convenience to U.S. dollars at March 31, 2006

•
At the date of the Management Information Circular terms of proposed >bridge’ convertible debt financing from certain current shareholders of Africo of up to CDN $5 million and additional brokered private placement financing of up to CDN $75 million, to be completed in conjunction with the Arrangement had not been finalized, particularly in respect to price per unit or number of common shares to be issued. Accordingly, and consistent with the requirement that a fair and meaningful pro-forma presentation include issued share capital figures, no provisions for any such financing have been reflected herein. Further, estimated costs to complete the Arrangement of approximately CDN$450,000 are to be incurred by CopperCo and Rubicon jointly, with CopperCo agreeing to reimburse Rubicon for up to CDN$50,000 of this amount. CopperCo is also expected to separately incur an additional CDN$125,000 in costs in connection with the completion of the Arrangement. As the costs to be incurred by CopperCo are likely, for accounting purposes, to be offset against the still-undetermined financing amount, no provision for such costs has been included in this pro-forma financial statement.